SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6–K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a–16 OR 15d–16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 4, 2002

IFCO SYSTEMS N.V.
(Translation of registrant’s name into English)

“Rivierstaete” Amsteldijk 166
1079 LH Amsterdam, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.)

Form 20–F X	Form 40–F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.) Yes               No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b):82–N/A.

Notice of Annual General Meeting of Shareholders

IFCO Systems N.V. (the “Company”) has called an Annual General Meeting of its shareholders to be held on June 28, 2002, for the purpose of extending the period in which the Board of Directors of the Company shall draw up the Company’s 2001 Annual Accounts, prepared in accordance with Dutch generally accepted accounting principles, as required under the laws of the Netherlands, and 2001 Annual Report in compliance with Dutch requirements for up to six months. The Notice Calling an Annual General Meeting is dated June 4, 2002 and is attached to this report as Appendix A (the “Notice”). The Notice will be sent on or before June 13, 2002, to all shareholders of record. On or before June 13, 2002, the Notice will also be sent to all beneficial owners of shares on the Company’s New York share register and published in Germany for the benefit of all beneficial owners of shares on the Company’s German share register.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date:	June 7, 2002	By:	/s/ MICHAEL W. NIMTSCH
Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

APPENDIX A

[IFCO Systems N.V. logo]

IFCO SYSTEMS N.V.
“Rivierstaete”, Amsteldijk 166
1079 LH Amsterdam, The Netherlands

NOTICE CALLING AN ANNUAL GENERAL MEETING

The shareholders and other parties with meeting rights of IFCO Systems N.V. (the “Company”) are invited for the Annual General Meeting that will be held on Friday, June 28, 2002 at 11:00 a.m. local time at the Company’s office located at “Rivierstaete,” Amsteldijk 166, 1079 LH Amsterdam, the Netherlands (telephone, 31–20-504-1772).

The agenda for this meeting is as follows:

1.	Opening.
2.	Report by the Board of Directors on the Company.
3.	Extension of the period in which the Board of Directors shall draw up the 2001 Annual Accounts (the “Dutch Annual Accounts”) and 2001 Annual Report (the “Dutch Annual Report”) for up to six months.
4.	Other business as may properly come before the Annual General Meeting.
5.	Closing.

Shareholders and other parties with meeting rights will only be considered as shareholders or parties with meeting rights if they are registered in a register designated for that purpose by the Board of Directors at the close of business on Friday, June 21, 2002 (the “Record Date”), irrespective of who at the time of the Annual General Meeting is entitled to the shares.

Shareholders and other parties with meeting rights, including beneficial owners of shares, who wish to attend the Annual General Meeting (in person or by proxy) shall only have access to the meeting if they have expressed their desire to do so to the Company in writing at the address above no later than the Record Date. Holders of registered shares for which share certificates have been issued must also state the identifying numbers of their share certificates.

Shareholders and other parties with meeting rights, who wish to be represented at the Annual General Meeting by means of a proxy, must notify the Company thereof and submit their proxy to the Company no later than the Record Date. The Company and the Board of Directors are not soliciting proxies for the Annual General Meeting from registered or beneficial shareholders, and no proxy statement will be distributed.

The Company is seeking an extension of the period in which the Board of Directors shall draw up the Dutch Annual Accounts for up to six months due to the following circumstances, which the Company believes are of an exceptional nature. The extension is necessary because the completion of the Company’s audited financial statements for 2001 in accordance with U.S. generally accepted accounting principles (“GAAP”) and U.S. Securities and Exchange Commission (“SEC”) regulations has been delayed. This delay is due to current restructuring negotiations with the Company’s senior banks and bondholders. As a result, the Company has sought and been granted an extension by Deutsche Börse AG (the Frankfurt Stock Exchange) to June 30, 2002, of the deadline for filing its required 2001 annual report, including audited U.S. GAAP financial statements with the Frankfurt Stock Exchange (the “SMAX Annual Report”). The Company cannot begin the process of preparing the Dutch Annual Accounts, which are required to be in accordance with Dutch GAAP, until that time and cannot complete the Dutch Annual Report until completion of the Dutch Annual Accounts. The Company believes that these difficulties and delays are only temporary and will not affect the timing of future financial statements. Upon completion of the Dutch Annual Accounts and Dutch Annual Report, the Company will call and convene another General Meeting to present the Dutch Annual Accounts and Dutch Annual Report for adoption.

The SMAX Annual Report and the Company’s 2001 annual report on Form 20-F required to be filed with the SEC (the “SEC Annual Report”) will not be available for distribution prior to the Annual General Meeting. The SMAX Annual Report and the SEC Annual Report are now both required to be filed on or before June 30, 2002 (or the next following business day) and, once filed, they will be accessible on the SMAX website of the Frankfurt Stock Exchange (www.smax.de) and the SEC website (www.sec.gov), respectively.

By ORDER OF THE BOARD OF DIRECTORS

Amsterdam, the Netherlands
June 4, 2002

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